                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                 Schedule 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 10)


                            American Healthways, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                             Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    02649V 10
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [ ]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)







                                Page 1 of 5 Pages


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-----------------------                                        -----------------
  CUSIP NO. 02649V 10                   13G/A                  Page 2 of 5 Pages
-----------------------                                        -----------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    Thomas G. Cigarran

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]


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    3      SEC USE ONLY

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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

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        NUMBER OF            5    SOLE VOTING POWER

          SHARES                      1,109,659
                             ---------------------------------------------------
       BENEFICIALLY          6    SHARED VOTING POWER

         OWNED BY                     0
                             ---------------------------------------------------
           EACH              7    SOLE DISPOSITIVE POWER

        REPORTING                     1,109,659
                             ---------------------------------------------------
          PERSON             8    SHARED DISPOSITIVE POWER

           WITH                       0
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,109,659

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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                    (a)  [ ]


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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    7.4%

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   12      TYPE OF REPORTING PERSON*

                    IN

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                  *SEE INSTRUCTION BEFORE FILLING OUT!

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  CUSIP NO. 02649V 10                   13G/A                  Page 3 of 5 Pages
-----------------------                                        -----------------


Item 1(a).        Name of Issuer:                American Healthways, Inc.
                                                 ("AMHC")

Item 1(b).        Address of Issuer's            3841 Green Hills Village Drive
                  Principal Executive            Nashville, Tennessee 37215
                  Offices:

Item 2(a).        Name of Person Filing:         Thomas G. Cigarran

Item 2(b).        Address of Principal           3841 Green Hills Village Drive
                  Business Office:               Nashville, Tennessee 37215

Item 2(c).        Organization/Citizenship:      United States citizen

Item 2(d).        Title of Class                 Common stock, $.001 par value
                  of Securities:                 ("Common Stock")

Item 2(e).        CUSIP Number:                  02649V 10

Item 3.           Inapplicable.

Item 4.           Ownership.


                        TOTAL SHARES
                           OF AMHC
                           COMMON                                                    SOLE        SHARED
                            STOCK           PERCENT         SOLE       SHARED        POWER        POWER
                        BENEFICIALLY          OF           VOTING      VOTING         TO           TO
     PERSON                 OWNED           CLASS(1)        POWER       POWER       DISPOSE      DISPOSE
------------------      ------------        --------      ---------    ------      ---------     -------
Thomas G.Cigarran       1,109,659(2)          7.4%        1,109,659       --       1,109,659       --


------------------------------

(1) Based on 15,007,532 shares of Common Stock outstanding as of December 31, 2001, plus 273,750 shares of Common Stock subject to options held by the reporting person, which are exercisable within 60 days of December 31, 2001.

(2) Includes 273,750 shares which the reporting person had the right to acquire within 60 days of December 31, 2001 upon exercise of options.



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  CUSIP NO. 02649V 10                   13G/A                  Page 4 of 5 Pages
-----------------------                                        -----------------


Item 5.    Ownership of Five Percent or Less of a Class.

                    Inapplicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                    Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Inapplicable.

Item 8.    Identification and Classification of Members of the Group.

                    Inapplicable.

Item 9.    Notice of Dissolution of Group.

                    Inapplicable.

Item 10.   Certification.

                    Inapplicable.



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  CUSIP NO. 02649V 10                   13G/A                  Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                January 31, 2002
                                ------------------------------------------------


                                /s/ Thomas G. Cigarran
                                ------------------------------------------------
                                (Signature)

                                Thomas G. Cigarran, Chairman and Chief Executive Officer, American Healthways, Inc.
                                ------------------------------------------------
                                (Name/Title)